Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Notes to Financial Statement
Year Ended December 31, 2015

1.   **Organization and Nature of Business**

Banco Votorantim Securities, Inc. (the "Company") is a wholly-owned subsidiary of Banco Votorantim SA (the "Parent"), a Brazilian financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a non-clearing member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on March 6, 2006 and commenced operations on August 16, 2006.

The Company focuses primarily on sales and trading of Brazilian-related fixed income and equity products, including private placements.

2.   **Summary of Significant Accounting Policies**

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances in two financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2015, this credit risk amounts to approximately $12,117,000.

Fixed Assets
Fixed assets are recorded at cost and are depreciated under the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the lease term.

Revenue and Expense Recognition from Securities Transactions
Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

Due from Parent
Amounts due from Parent represent commissions, which are denominated in U.S. dollars.

Common Stock
In 2015, the Company amended its certificate of incorporation to increase the authorized shares of common stock from 12,000,000 to 22,000,000. In 2015, the Parent purchased 10,000,000 new shares of common stock.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company provides for all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized.

3. **Clearing Agreement**

The Company has an agreement with a brokerage firm to carry its customers' accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $250,000, which is included in due from clearing broker on the statement of financial condition. This cash position serves as collateral for losses the brokerage firm sustains as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

4. **Fixed Assets**

A summary of the cost and accumulated depreciation and amortization of fixed assets at December 31, 2015 is as follows:

		Estimated Useful Lives
Computer and equipment	$ 357,371	3-5 years
Furniture and fixtures	139,943	7 years
Leasehold improvements	25,397	6 years
	522,711	
Less accumulated depreciation and amortization	(433,062)	
	$ 89,649	

5.   Related Party Transactions

The Company is economically dependent on its Parent and its affiliates which are under common control.

The Company provides administrative and related services to its Parent and affiliate.

The Company acts as the non-exclusive placement agent in the sale of securities for its Parent. The receivable from its Parent is $27,350 as of December 31, 2015.

6.   Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2015, the Company's net capital under the Rule was $10,709,113, which exceeded the minimum requirement of $250,000 by $10,459,113.

7.   Income Taxes

At December 31, 2015, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $3,252,000, for which a full valuation allowance is provided due to uncertainty of its realization. The valuation allowance decreased from $4,355,000 to $3,252,000 at December 31, 2015.

As of December 31, 2015, the Company had net operating loss carryforwards of approximately $8,130,000 for federal and state purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2027 through 2035.

Management believes that the Company does not have any uncertain tax positions as of December 31, 2015. At December 31, 2015, the Company's income tax returns for the years 2012, 2013 and 2014 are subject to examination by the tax authorities.

8. **Commitment**

In 2010, the Company relocated and entered into a lease to rent office space in New York under a noncancellable lease agreement expiring in 2016. Minimum rental payments attributable to the operating lease agreement:

Year Ending December 31,	Amount
2016	$ 162,056

9. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

10. **Deferred Benefit Plans Payable**

Deferred Bonus Plan
The Company established deferred compensation arrangements (the "Plan") for all Company's directors and employees to attract, motivate and retain talent. Under the Plan, a portion of the employees' compensation over a certain threshold amount is deferred and is expected to vest over a 2 to 3 year period depending on the vesting terms. At December 31, 2015, the balance accumulated under the Plan was approximately $1,007,741 and was included in deferred benefits plans payable on the statement of financial condition.

Phantom Shares Acquisition Plan
The Company offers a Phantom Shares Acquisition Plan for all Company's directors and employees to attract, motivate and retain talent. Under this arrangement, employees are entitled to acquire on a yearly basis, the Parent's stock by using the full or partial value of their current discretional compensation incentive. The Company will provide participating employees with an additional match based on the percentage of the current incentive used by the employees. At December 31, 2015, the balance accumulated under this arrangement was approximately $226,012 and was included in deferred benefits plans payable on the statement of financial condition.

11. **Subsequent Events**

The Company has evaluated subsequent events through February 19, 2016, the date the financial statements were available for issuance.